

Mail Stop 4561

April 22, 2010

Via Facsimile and U.S. Mail

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed your response letter dated April 20, 2010 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 7, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note your response to our prior comment 1. We are aware of a March 2006 news report that SmartFilter has been used by government-controlled monopoly Internet service providers in several Middle Eastern countries, including Sudan. Please represent to us, if true, that to the best of your and Secure Computing's knowledge, SmartFilter has not been directly or indirectly provided, sold, or resold into, or downloaded or accessed in, Sudan, and that your and Secure Computing's records do not reveal any direct or indirect evidence of SmartFilter's use in Sudan.

*   *   *   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, with any questions. If you need further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray